

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Via E-mail
Mr. Larry Miller
General Counsel and Secretary
Phathom Pharmaceuticals, Inc.
100 Campus Drive, Suite 102
Florham Park, NJ 07932

Re: Phathom Pharmaceuticals, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 Commercial Supply Agreement
Filed November 10, 2020
File No. 001-39094

Dear Mr. Miller:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance